Exhibit 26(n): Consent of Independent Registered Public Accounting Firm

Exhibit 26-(n) - Consent of Ernst and Young LLP, Independent Registered Public Accounting Firm

We consent to the reference to our firm under the captions "Experts" and "Financial Statements" and to the use of our report dated April 5, 2005, with respect to the statutory- basis financial statements of ReliaStar Life Insurance Company as of December 31, 2004 and 2003 and for the years then ended, and to the use of our report dated March 15, 2005, with respect to the statement of assets and liabilities of Select*Life Variable Account as of December 31, 2004, and the related statement of operations for the year then ended, and the statements of changes in net assets for each of the two years in the period then ended, included in Post Effective Amendment No. 6 to the Registration Statement (Form N-6 No. 333-105319) and the related Prospectus and Statement of Additional Information.

/s/ Ernst & Young LLP

Atlanta, Georgia
April 6, 2005